Dykema Gossett PLLC 400 Renaissance Center Detroit, MI 48243 WWW.DYKEMA.COM Tel: (313) 568-6800 Fax: (313) 568-6893

June 21, 2022	VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk

Re:	UpHealth, Inc. (the “Company”)
PREC14A filed June 10, 2022
Filed by the UpHealth Concerned Stockholders
SEC File No. 1-38924

Dear Ms. Chalk:

This letter is confidentially submitted on behalf of the UpHealth Concerned Stockholders (the “Group”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Group’s preliminary proxy statement filed on June 10, 2022 (the “Original Preliminary Proxy Statement”), as set forth in the Staff’s letter, dated June 16, 2022, addressed to Jeffery R. Bray (the “Comment Letter”). The Group is concurrently submitting a revised preliminary proxy statement (the “Revised Preliminary Proxy Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Original Preliminary Proxy Statement, and page references in the responses refer to the Revised Preliminary Proxy Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Revised Preliminary Proxy Statement.

The responses provided herein are based upon information provided to Dykema Gossett, PLLC by the Group.

PREC14A filed June 10, 2022

General

1.

The disclosure in the UpHealth Concerned Stockholders (“Group”) proxy statement lists the Group’s three candidates for election to the Board of Directors of UpHealth, and includes their background information and credentials, along with a discussion of why the Company “needs a fresh prospective[sic] from three new highly qualified independent directors.” However, it appears that, according to your own disclosure, the Group missed the Company’s deadline for director nominations under UpHealth’s advance notice bylaw

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

United States Securities and Exchange Commission

June 21, 2022

provision and the Company declined to waive or modify that deadline when the Group requested that it do so. Therefore, it appears that the Group’s nominees do not currently qualify for election at the 2022 Annual Meeting. Please revise generally throughout the proxy statement to advise that a vote for your nominees will be invalid unless the advance notice bylaw provision is waived or modified. If you disagree, please explain the basis for your position and note that it is subject to challenge. In addition, explain whether the action brought in Delaware Court by the Group and the preliminary injunction hearing set to occur on June 23, 2022 will address the issue of enjoining the Annual Meeting currently scheduled for June 28, 2022.

RESPONSE: The Group respectfully advises the Staff that it has revised its disclosure on page 10 and page 12 of the proxy statement to clarify that shareholders currently are not being asked to vote in favor of the Group’s director nominees. Additionally, the Group refers the Staff to Section 13 under “Background to the Solicitation” for a discussion of the action brought in Delaware Court and the issue of enjoining the Annual Meeting.

2.

See our last comment above. The disclosure in the proxy statement leads shareholders to believe that they may vote for the Group’s nominees for election to the Board of Directors. However, the form of proxy card included with your filing lists only the names of the Company’s nominees and provides a means for shareholders to vote “for” or “withhold” authority to vote for them. A proxy may confer authority only to vote for a “bona fide nominee,” who, in this case, is someone who has consented to being named in your own proxy statement and included on your own proxy card. See Rule 14a-4(d)(1) and Exchange Act Release No. 34-93596, in particular Section II.K of that release. Unless the Company’s nominees have consented to being included on the Group’s proxy card, they may not be included there and you may not solicit votes for the Company’s nominees on your proxy card. It is possible to conduct a “vote no” campaign against the Company’s nominees, but your disclosure must make clear that under a plurality voting standard, those nominees will be elected if they receive even only a single vote. Please revise or advise.

RESPONSE: The Group respectfully advises the Staff that it has revised the form of proxy to remove the references to the proxyholders being able to vote “for” the Board’s slate of board nominees and now only permits them to vote “withhold” for such nominees, as the nominees have not consented to being included in the Group’s form of proxy. The disclosure throughout the proxy statement has been revised to reflect this revision. The Group also has added disclosure throughout the proxy statement that directors are elected by plurality voting and if the only nominees for election to the Board are the Board’s nominees, the Board’s nominees will be elected if they received even a single vote. For the Staff’s information, the Group has carefully considered the manner in which to conduct its solicitation effort. The Group has determined that it has the best opportunity to defeat the Board’s slate by soliciting proxies to both (i) not vote the stockholders’ shares at the Annual Meeting and (ii), alternatively, to vote the stockholders’ shares at the Annual Meeting as directed by each of the stockholders in the proxy card, as more particularly described in the proxy statement. The Group understands that the only certain manner in which to stop the brokers from voting the shares held by them if they do not receive voting instructions from the beneficial owners on behalf of whom they own shares is to solicit proxies in opposition to the Company. Accordingly, the Group believes that it needs to solicit proxies from stockholders to withhold authority to vote for the Board’s nominees in order to stop the brokers from voting uninstructed shares, even if the Group’s initial plan is not to vote the shares to prevent a quorum and force a delay in the holding of the Annual Meeting until it can obtain a ruling from the Delaware Court of Chancery (the “Delaware Court”) regarding the calling of the special meeting of stockholders to amend the Bylaws to permit the UpHealth Concerned Stockholders to nominate directors at the Annual Meeting. Further, the Group believes that if it is not successful in getting the Delaware Court to order the Company to hold the special meeting of stockholders or the Company is otherwise able to hold the Annual Meeting without the Group being able to nominate directors or prevent a quorum, voting their shares and the shares for which they

United States Securities and Exchange Commission

June 21, 2022

hold a proxy to withhold authority for the election of the Board’s nominees will send a strong message to the Board that stockholders holding a majority of the outstanding Common Stock oppose the election of the Board’s slate. We have made revisions throughout the proxy statement to clarify the purposes for which proxies are being solicited.

3.	Fill in the blanks throughout the proxy statement. Information that is subject to change should be bracketed until finalized.

RESPONSE: The Group respectfully advises the Staff that all blanks throughout the proxy statement have been completed.

4.

To the extent that disclosure is required under Schedule 14A but is contained in another soliciting party’s proxy statement, you may refer shareholders to that information as specified in Rule 14a-5(c). Here, directors will be elected at the Annual Meeting and some of the participants in your solicitation are existing directors of the Company or are otherwise affiliated with it, including in management positions. See Item 7 of Schedule 14A and Rule 14a-5(c).

RESPONSE: The Group respectfully advises the Staff that it has added statements on pages 7 and 19 of the proxy statement to refer stockholders to disclosure required under Schedule 14A that is contained in the Company’s proxy statement for its Annual Meeting.

5.	Provide the disclosure required by Item 23 of Schedule 14A.

RESPONSE: The Group respectfully advises the Staff that it has revised its disclosure on page 16 of the proxy statement to include the disclosure regarding the delivery of proxy materials to households.

Background to the Solicitation, page 8

6.	Describe any settlement negotiations or discussions between members of the Group and the Company.

RESPONSE: The Group respectfully advises the Staff that it has added disclosure regarding settlement negotiations in Section 17 under “Background to the Solicitation.” The terms of the settlement negotiations between members of the Group and the Company are confidential.

7.	Provide background in this section about how and when the UpHealth Concerned Stockholders Group was formed.

RESPONSE: The Group respectfully advises the Staff that it has revised its disclosure on page 7 of the proxy statement and under “Security Ownership of Certain Beneficial Owners and Management” to include background information about how and when the Group was formed.

Reasons for the Solicitation, page 10

8.

See our comment above. The disclosure indicating that you are seeking to elect three new independent directors is confusing when compared to your proxy card, which does not permit shareholders to vote for your nominees, and the disclosure indicating that your candidates were not nominated in compliance with the Company’s advance notice bylaw provisions. Including your nominees’ bios here further confuses shareholders in this regard. Please revise here and throughout the proxy statement to clarify that shareholders currently are not being asked to vote in favor of your director nominees. In turn, revise the proxy statement to explain the effect of your solicitation, given that directors will apparently be elected by a plurality voting standard, absent a Delaware Court decision in your favor.

United States Securities and Exchange Commission

June 21, 2022

RESPONSE: The Group respectfully advises the Staff that it has revised its disclosure on page 10 and page 12 of the proxy statement (i) to clarify that shareholders currently are not being asked to vote in favor of the Group’s director nominees and (ii) to explain the effect of the solicitation, given that directors will be elected by a plurality voting standard, absent a Delaware Court decision in the Group’s favor.

9.

We note the disclosure here and throughout the proxy statement about the need for new leadership at the Company. Please revise to balance this disclosure by noting that two members of the Concerned Stockholders Group are existing directors of the Company, one was the Chairman of the Board, and multiple other members of the Group are members of management or otherwise affiliated with the Company. In this regard, revise the disclosure to be more specific about what changes you believe are needed at the Company that could not be implemented under existing leadership, which includes members of the Group.

RESPONSE: The Group respectfully advises the Staff that it has revised its disclosure on page 10 of the proxy statement to note that two members of the Group are existing directors of the Company, one was the Chairman of the Board, and multiple other members of the Group are members of management or otherwise affiliated with the Company. The Group also respectfully advises the Staff that the Group believes the significant decline of the trading price of the Company’s Common Stock is sufficient justification for the Group to advocate for new leadership on the Board in an attempt to bring new views and experience to the Company, but particularly when the Board, nominated three directors who all are currently on the Board, specifically two who were not even up for reelection at this year’s Annual Meeting.

10.

Clarify what is meant by the statement that “[t]he stockholders of UpHealth should be afforded the opportunity to realize the full value of their shares, which they have not been able to do within the past year of their investment.” Explain what, in your view, would allow stockholders to realize that value. If you are referring to a sale of the Company or other extraordinary transaction, please specifically describe. In addition, clarify the reference to the last year as a time frame.

RESPONSE: The Group respectfully advises the Staff that it has removed the statement “[t]he stockholders of UpHealth should be afforded the opportunity to realize the full value of their shares, which they have not been able to do within the past year of their investment” from the proxy statement.

Proposal 1: Election of Directors Nominated by the Company, page 12

11.	See our additional comments in this letter. Revise to clarify that you are not soliciting authority to vote for your own director nominees.

RESPONSE: The Group respectfully advises the Staff that it has revised its disclosure on page 10 and page 12 of the proxy statement to state that it is not soliciting authority to vote for its own director nominees.

12.

See our comments above. Clarify here that if there are no opposing nominees, the Company’s director candidates will be elected if they receive even a single vote and that the Company’s nominees will be elected (absent a favorable Delaware Court decision) unless you are successful in preventing a quorum at the Annual Meeting.

RESPONSE: The Group respectfully advises the Staff that it has revised its disclosure on page 8 of the proxy statement to state that if there are no opposing nominees, the Company’s director candidates will be elected if they receive even a single vote and that the Company’s nominees will be elected (absent a favorable Delaware Court decision) unless the Group is successful in preventing a quorum at the Annual Meeting.

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June 21, 2022

Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm, page 12

13.

Clarify, if true, that shareholders who wish to vote for the ratification of Plante & Moran, PLLC as you recommend will be disenfranchised if you determine not to present their proxies in order to prevent a quorum at the Annual Meeting.

RESPONSE: The Group respectfully advises the Staff that it has revised its disclosure on page 12 of the proxy statement to state that if the Group declines to present the shareholders’ shares at the Annual Meeting to ensure that their shares are not counted for quorum, the shareholders’ shares will not be voted at all, specifically, they will not be voted for the ratification of the appointment of Plante & Moran.

Solicitation and Proxy Procedures, page 13

14.

Under “Quorum,” indicate whether shares owned by members of the Concerned Stockholders Group will be present for purposes of determining a quorum. Since they own over 50% of the shares, clarify what percentage of the remaining shares must be present at the Annual Meeting for a quorum to exist and how many of the remaining shares are held by affiliates not associated with the Concerned Stockholders Group.

RESPONSE: The Group respectfully advises the Staff that it has revised its disclosure on page 13 of the proxy statement to state that the Group would need at least 23,531,086 shares not controlled by the Group to support the Group so that the Group can, if determined appropriate, defeat quorum.

15.	Describe what will occur if there is not a quorum present at the Annual Meeting.

RESPONSE: The Group respectfully advises the Staff that it has revised its disclosure on page 13 of the proxy statement to state that if a quorum is not present at the Annual Meeting, the Company will be forced to adjourn the meeting and no voting will take place.

16.

The statement that “your shares will be counted towards the quorum if you submit a valid proxy (or one is submitted on your behalf by your broker or bank)...” is confusing because you are soliciting proxies here with the possible intent to prevent a quorum. Please explain or qualify your assertion.

RESPONSE: The Group respectfully advises the Staff that it has revised its disclosure on page 13 of the proxy statement to state that if a shareholder votes the BLUE proxy card, then the shareholder’s shares would be counted toward the quorum only if the Group determines, in its sole discretion, to vote the shareholder’s shares at the Annual Meeting.

Information Concerning the UpHealth Concerned Stockholders, page 16

17.

Given their existing affiliation with the Company, which should be further described in the proxy statement in response to these comments, describe any interests of the participants in this solicitation that are not shared by other shareholders. See Item 5(b)(1) of Schedule 14A. As one example only, note whether the solicitation could affect the terms of their employment with the Company.

United States Securities and Exchange Commission

June 21, 2022

RESPONSE: The Group respectfully advises the Staff that it has revised its disclosure on page 20 of the proxy statement to reflect that no participant in this solicitation has any interests in this solicitation that are not shared by the other stockholders.

18.

We note the disclosure that two of the UpHealth Concerned Stockholders serve on the Board of the Company and that “a number of the other UpHealth Concerned Stockholders either currently or in the past have served as officers, employees or consultants to the Company.” Expand the disclosure here and earlier in the proxy statement where the members of the UpHealth Concerned Stockholders are identified, to specifically describe each member’s position with the Company (including dates) or any other employment they hold. See Item 5(b)(1)(ii) of Regulation 14A.

RESPONSE: The Group respectfully advises the Staff that it has revised its disclosure on page 10 of the proxy statement to specifically describe each participant’s position with the Company or any other employment they hold.

19.	Please provide the disclosure required by Item 5(b)(1)(vi) - (xii) of Schedule 14A for each participant in this solicitation.

RESPONSE: The Group respectfully advises the Staff that it has revised its disclosure on page 20 of the proxy statement to reflect the disclosure required by Item 5(b)(1)(vi) – (xii) of Schedule 14A for each participant in this solicitation.

Form of Proxy, page 18

20.

See our comments above regarding general aspects of presentation of information on your proxy card. In addition, we believe the following statement is inconsistent with disclosure in the proxy statement and elsewhere on your proxy card: “...if you sign and return a BLUE proxy card or otherwise vote as directed herein, but do not mark how your shares are to be voted, the individuals named as proxies herein will vote your shares in accordance with the above recommendations of the UpHealth Concerned Stockholders.” As you know, the Group recommends a vote for the ratification of the Company’s auditors and a withhold vote for the Company’s director candidates. However, the intent to vote signed but unmarked proxies appears to be inconsistent with your intent to prevent a quorum at the Annual Meeting by not presenting those proxies, including proxies which are signed and voted. The phrase “or otherwise vote as directed” in the above statement is also confusing. Please revise to clarify.

RESPONSE: The Group respectfully advises the Staff that it has revised the form of proxy as requested, including (a) removing the words “or otherwise vote as directed” and (b) clarifying that they are seeking a proxy (i) to not vote the stockholder’s shares at the Annual Meeting and (ii), alternatively, to vote the stockholder’s shares at the Annual Meeting as directed by the stockholder in the proxy card, as more particularly described in the proxy statement and, in particular, if the Group believe that voting the shares will send a strong message to the Board that stockholders holding a majority of the outstanding shares of Common Stock oppose the election of the Board’s slate of directors under circumstances in which the Group cannot stop the election of the Board’s slate of directors.

21.

The limits of the discretionary authority of a proxy holder are enumerated by Rule 14a-4(c). Please revise the statement about your discretionary authority to vote the proxies granted to you, consistent with the scope of that Rule.

United States Securities and Exchange Commission

June 21, 2022

RESPONSE: The Group respectfully advises the Staff that it has revised the statement about discretionary authority to vote proxies granted to it to state that the discretionary authority applies to other business that may properly come before the Annual Meeting and any and all adjournments or postponements thereof that is unknown to the Group a reasonable time before this solicitation.

Sincerely, Dykema Gossett PLLC /s/ Thomas S. Vaughn Thomas S. Vaughn, Esq.

Cc:	Jeffery R. Bray

Kate Bechen